UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                  Washington,  D.C.  20549
                         FORM 12b-25
                   SEC FILE NUMBER 0-19685

                 NOTIFICATION OF LATE FILING

CUSIP NUMBER 592666408

(Check one):[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
[x] Form 10-Q  [ ] Form N-SAR
For Period Ended:_________________________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_____________________
Read Instructions (on back page) Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________
PART 1 - REGISTRANT INFORMATION
____________________________________________________________
Full Name of Registrant
                    METROVISION OF NORTH AMERICA, INC.
____________________________________________________________
Former Name if Applicable
N/A
____________________________________________________________
Address of Principal Executive Office  (Street and Number)
                     75 SOUTH CHURCH STREET, SUITE 650
____________________________________________________________
City, State and Zip Code
                      PITTSFIELD, MASSACHUSETTS 01201
____________________________________________________________
PART 11 - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(A)The reasons described in reasonable detail in Part lll of this form could not be eliminated without unreasonable effort or expense;
(B)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(C) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART lll  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are filing this Notification of Late Filing as we are unable to complete the financial statements for the three months ended March 31, 1998 as management is still in the process of conducting due diligence with respect to certain disclosures related to potential liabilities and the sale of its assets. As a result, the Company is not able, without unreasonable effort or expense, to file its Form 10-QSB on or prior to the prescribed filing date.

PART IV  -  OTHER INFORMATION

(1)  Name and telephone number of person to contact in
regard to this notification
David M. Fancher        (413)         448-2111
____________________________________________________________
      (Name)        (Area Code)    (Telephone Number)

Have all other periodic reports required under Section 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)[x] Yes[ ] No
____________________________________________________________
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes  [x] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
________________________________________________________
         METROVISION OF NORTH AMERICA, INC.
________________________________________________________
        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:   May 15, 1998      By:   /s/Thomas M. Clarke
                             Thomas M. Clarke, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.